Exhibit 99.1

AMTD International Reports Half Yearly Financials and Completes Private Placement of New Shares

HONG KONG, December 30, 2021

AMTD International Inc. (“AMTD International” or the “Company”, NYSE: HKIB; SGX: HKB), a NYSE and SGX-ST dual listed company and a subsidiary of AMTD Group Company Ltd. (“AMTD Group” or the “Group”), today announced its unaudited financial results for the six months ended June 30, 2021. AMTD Group is a Hong Kong headquartered conglomerate focusing on the “IDEA” strategy to develop the four pillars of core businesses, namely investment banking, digital solutions, premium education and real estate (“AMTD IDEA”). AMTD International represents the first listed company within AMTD IDEA.

Highlights of 2021 Financial Results and Key Changes for the Six Months Ended June 30, 2021

•

Total revenue for the six months ended June 30, 2021, increased by 35.6% as compared to the same period in prior year to HK$723.3 million (US$93.1 million equivalent) primarily due to the Company’s activities in investment banking business in both primary and secondary markets, as well as successful divestment of selected investment.

•

Finance costs for the six months ended June 30, 2021 decreased by 56.1% as compared to the same period in prior year to HK$6.4 million (US$0.8 million equivalent), primarily due to the Company’s efforts in balance sheet management to identify early repayment opportunities as well as elimination of all margin loan exposure.

•

Profit and total comprehensive income for the six months ended June 30, 2021, increased by 4.3% as compared to the same period in prior year to HK$629.7 million (US$81.1 million equivalent). The Company’s management has successfully demonstrated resilience and generated solid new businesses to maintain core competitiveness amidst volatile markets during the Covid pandemic.

•	Developments subsequent to June 30, 2021-

1.

Amidst global markets cyclical trends and economic uncertainties due to volatile geo-political tensions amongst other factors during Covid, the Company continuously focuses on broadening and diversifying funding channels – (1) the Company would issue and sell 11,682,242 Class A ordinary shares through a private placement of US$50 million at a per share price of US$4.28 to a number of reputable professional investors, subject to fulfilling certain closing conditions. This demonstrated the Company’s funding channel diversification through the strong SpiderNet ecosystem with full support from strategic partners. The issuance date of such shares is specified under the subject agreements as being December 31, 2021; (2) the Company established a new lending bank relationship and obtained a new clean and unsecured credit facility of US$20,000,000 with a reputable global financial institution. This was the first credit facility the Company obtained outside Asia for its expansion around the world, demonstrating the Company’s committed efforts into global build-out with clear vision.

2.

On October 27, 2021, perpetual securities with a principal amount of SG$11,188,000 (US$8.3 million equivalent) were redeemed early by the Company as part of the Company’s active balance sheet management targeting for early repayment of outstanding exposures and consequently the loan to equity ratio is improved to 2.26% as of June 30, 2021 (2.39% as of December 31, 2020), which has been consistently lower than industry average.

3.	On September 30, 2021, the Company repurchased certain Class B ordinary shares held by AMTD Group, the immediate holding company, amounting to HK$5,000,000,000 (US$643.8 million equivalent).

Statement from the Board Members and Senior Management:

Dr. Feridun Hamdullahpur, Chairman of the Board of the Directors, commented, “Dear shareholders and friends: I am extremely pleased with the continued growth and development of the Company, demonstrating resilience and perseverance especially during the pandemic, with such commitments and efforts led by the management team under William Fung’s leadership as the CEO, underpinning overall AMTD Group’s IDEA strategy and vision pioneered by our founder—Dr. Calvin Choi.

Despite the challenging operating environment due to COVID and volatile financial markets globally, AMTD International delivered solid operating and financial performances in the first half of 2021. In addition, the Company continued to build on its success in the first half of 2021 by further strengthening its balance sheet via deleveraging and diversifying and expanding its capital base.

On behalf of the Board, I would like to take this opportunity to congratulate everyone for their dedication and perseverance. We have full confidence in the management team, and we have no doubt in our minds that the Company is on the right path of building a sustainable future and a transformational and unique global platform.”

William Fung, CEO of AMTD International, added, “Dear shareholders, clients, business partners and friends: 2021 has been a challenging year with people’s everyday lives and businesses across sectors significantly affected by the on-going pandemic, first half of 2021 in particular with strict traveling and people interaction restrictions. In the face of adversity and challenges, I am proud to have witnessed the hard work, dedication, innovation and more importantly perseverance of each and every AMTDer of AMTD International, which directly contributed to the solid financial results achieved in the first six months of 2021. In light of volatile market conditions and tightening regulatory regime in the financial sector globally, we have continued to innovate and diversify our businesses and revenue source. We were able to achieve over 35% year-on-year growth in total revenue and record a net profit after tax of HK$629.7 million. Furthermore, on the back of our solid financial fundamentals, we proactively carried out a number of corporate actions aimed to further enhance our capital structure and improve our financial flexibility by deleveraging and raising additional capital. These financial enhancements will further strengthen the capital base of the Company and pave the way for a sustainable business expansion and financial growth in the years to come.

I would like to thank the Board for its continuous support and guidance, as well as the trust in the management team. I would also like to express my most sincere gratitude to all of our shareholders, strategic and business partners, and clients for their support and business opportunities. Furthermore, I must thank all AMTDers for your hard work and contributions. We will continue to strive to innovate and deliver best-in-class services and solutions to our clients and we are fully committed to building AMTD as a world class global financial institution.”

Financial Results for the Six Months Ended June 30, 2021

Revenue

Our revenue for the six months ended June 30, 2021 was HK$723.3 million (US$93.1 million equivalent), compared to HK$533.6 million for the six months ended June 30, 2020. The increase of 35.6% for the period was primarily due to our active investment banking businesses branching out into secondary market activities, an increase in dividend and gain related to disposed investments, and an increase in net fair value change on investments and derivative financial asset under our strategic investment business:

•

Our fees and commissions for equity offerings and financial advisory services from the investment banking segment for the six months ended June 30, 2021 increased from HK$211.6 million for the same period in prior year to HK$230.1million (US$29.6 million equivalent) as we successfully branched out to secondary markets as well as maintaining its core strengths to capture opportunities in the primary markets.

•

Dividend and realized gain related to disposed investment for the six months ended June 30, 2021 increased by 90.5% as compared to the same period in prior year to HK$167.8 million (US$21.6 million equivalent), primarily due to an increase in net gain from disposal of financial instruments.

•

We recorded a net gain of HK$204.0 million (US$26.3 million equivalent) in net fair value change on investments and derivative financial asset for the six months ended June 30, 2021 as compared to a HK$5.5 million net loss recorded for the same period in prior year, primarily due to increase in fair value of our investment portfolio but partially offset by a reduction in derivative financial assets.

Other Income

Other income increased by 76.2% as compared to the same period in prior year to HK$71.5 million (US$9.2 million equivalent), primarily due to an increase in the net average outstanding balance due from our immediate holding company, which was interest bearing.

Other Operating Expenses

Other operating expenses for the six months ended June 30, 2021 decreased by 37.3% as compared to the same period in prior year to HK$41.8 million (US$5.4 million equivalent), primarily attributable to (i) a decrease in professional and consulting fee of HK$11.2 million (US$1.4 million equivalent), and (ii) decreases in marketing and brand promotion expenses, and traveling and business development expenses of HK$7.8 million (US$1.0 million equivalent) due to persisting pandemic situation.

Staff Costs

Staff costs for the six months ended June 30, 2021 decreased by 4.8% as compared to the same period in prior year to HK$43.1 million (US$5.6 million equivalent) due to enhanced cost control during Covid amid the global economic uncertainties.

Finance Costs

Finance costs for the six months ended June 30, 2021 decreased by 56.1% as compared to the same period in prior year to HK$6.4 million (US$0.8 million equivalent), primarily due to active liability management to proactively reduce the gearing ahead of maturities to continuously improve the Company’s financial metrics in particular the loan to equity ratio which is reduced from 2.39% as of last year end to 2.26% as of June 30, 2021.

Income Tax Credit / (Expense)

Income tax credit of HK$173.4 million and income tax expense of HK$73.1 million (US$9.4 million equivalent) were recorded for the six months ended June 30, 2020 and 2021, respectively. The change was primarily due to a reversal of deferred tax liability of HK$242.9 million provided on fair value changes of certain investments in prior period, which were considered to be capital gains in nature and therefore not subject to profits tax.

Profit and Total Comprehensive Income

Profit and total comprehensive income for the six months ended June 30, 2021 increased by 4.3% as compared to the same period in prior year to HK$629.7 million (US$81.1 million equivalent).

Accounts Receivable

Accounts receivable increased by 340.6% from HK$77.4 million as of December 31, 2020 to HK$340.8 million (US$43.9 million equivalent) as of June 30, 2021, primarily due to an increase in receivable from new businesses generated in investment banking service of HK$250.2 million (US$32.3 million equivalent).

Financial Assets at Fair Value Through Profit or Loss

Financial assets at fair value through profit or loss increased by 10.6% from HK$1.4 billion as of December 31, 2020 to HK$1.5 billion (US$196.2 million equivalent) as of June 30, 2021, primarily attributable to a combined effect of (i) net appreciation in value of HK$208.4 million (US$26.8 million equivalent), and (ii) disposal of investments of HK$62.5 million (US$ 8.1 million equivalent) during the six months ended June 30, 2021, and (iii) reduction in value of derivative financial asset of HK$36.0 million (US$4.6 million equivalent).

Accounts Payable

Accounts payable increased by 21.5% from HK$202.0 million as of December 31, 2020 to HK$245.5 million (US$31.6 million equivalent) as of June 30, 2021, primarily due to an increase in clients’ payables and payables to clearing house and brokers of HK$43.3 million (US$5.6 million equivalent), which was in turn attributable to the unsettled trade transactions near the period end.

Exchange rate

The Company’s business is mainly conducted in Hong Kong and most of its revenues generated are denominated in Hong Kong dollars. This announcement contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars are made at a rate of HK$7.7658 to US$1.00, the exchange rate in effect as of June 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate on June 30, 2021, or at any other rate.

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR

LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

	Six months ended June 30,
	2020	2021
	HK$	HK$
REVENUE
Fee and commission income	450,979,301	351,522,552
Dividend and gain related to disposed investment	88,078,159	167,824,938

	539,057,460	519,347,490
Net fair value changes on financial assets at fair fair value through profit or loss, stock loan and derivative financial asset	(5,498,858)	204,001,440

	533,558,602	723,348,930
Other income	40,587,957	71,500,916
Impairment losses under expected credit loss model on accounts receivable	(17,109,001)	—
Other operating expenses	(66,626,271)	(41,768,252)
Staff costs	(45,291,034)	(43,133,986)
Finance costs	(14,594,601)	(6,401,352)
Net fair value changes on derivate financial liability	—	(742,618)

PROFIT BEFORE TAX	430,525,652	702,803,638
Income tax credit / (expense)	173,424,082	(73,116,457)

PROFIT FOR THE PERIOD AND TOTAL
COMPREHENSIVE INCOME FOR THE PERIOD	603,949,734	629,687,181

Attributable to:
Owners of the parent	587,651,843	567,049,552
Non-controlling interests	—	(134,120)
Holders of perpetual securities	16,297,891	62,771,749

	603,949,734	629,687,181

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (HK$ per share)	2.39	2.31

Diluted (HK$ per share)	2.39	2.31

Class B ordinary shares:
Basic (HK$ per share)	2.39	2.31

Diluted (HK$ per share)	2.39	2.31

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2020 AND JUNE 30, 2021

	December 31, 2020	June 30, 2021
	HK$	HK$
Assets
Current assets
Accounts receivable	77,350,250	340,830,778
Prepayments, deposits and other receivables	24,872,391	30,837,964
Due from immediate holding company	6,477,266,499	6,686,208,476
Financial assets at fair value through profit or loss	62,519,937	—
Derivative financial asset	1,023,902,566	987,897,201
Other assets	197,309,175	181,427,425
Cash and bank balances	453,966,764	404,935,439

Total current assets	8,317,187,582	8,632,137,283

Non-current assets
Property, plant and equipment	111,357	87,872
Intangible assets	15,171,170	15,171,170
Financial assets at fair value through profit or loss	1,315,336,778	1,523,757,664
Stock loan	878,483,400	910,069,320

Total non-current assets	2,209,102,705	2,449,086,026

Total assets	10,526,290,287	11,081,223,309

Equity and liabilities
Current liabilities
Accounts payable	201,986,202	245,487,022
Bank borrowings	232,280,000	232,470,500
Other payables and accruals	128,325,893	75,429,779
Tax payable	123,289,855	99,946,265

Total current liabilities	685,881,950	653,333,566

Non-current liabilities
Derivative financial liability	12,954,313	13,696,931
Convertible bond	103,278,429	107,448,927

Total non-current liabilities	116,232,742	121,145,858

Total liabilities	802,114,692	774,479,424

AMTD INTERNATIONAL INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

AS AT DECEMBER 31, 2020 AND JUNE 30, 2021

	December 31,	June 30,
	2020	2021
	HK$	HK$
Equity
Class A ordinary shares (par value of US$0.0001 as of December 31, 2020 and June 30, 2021; 8,000,000,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively; 62,327,851 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	48,838	48,838
Class B ordinary shares (par value of US$0.0001 as of December 31, 2020 and June 30, 2021; 2,000,000,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively; 183,283,628 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	143,864	143,864
Capital reserve	4,551,187,228	4,551,183,728
Exchange reserve	1,022,840	1,191,641
Retained profits	3,337,088,284	3,904,137,836

Total equity attributable to ordinary shareholders of the Company	7,889,491,054	8,456,705,907
Non-controlling interest	—	15,401,635
Perpetual securities	1,834,684,541	1,834,636,343

Total equity	9,724,175,595	10,306,743,885

Total liabilities and equity	10,526,290,287	11,081,223,309

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For the Company’s announcements, please visit http://ir.amtdinc.com/News.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.